BY EDGAR

Carlos Ramirez

T: (858) 550-6157

cramirez@cooley.com

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Artiva Biotherapeutics, Inc.

In connection with its Registration Statement on Form S-1 (File No. 333-280568)

July 5, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Sasha Parikh

Lynn Dicker

Lauren Hamill

Jason Drory

Re:  Artiva Biotherapeutics, Inc.

Registration Statement on Form S-1

Filed June 28, 2024

File No. 333-280568

Ladies and Gentlemen:

On behalf of Artiva Biotherapeutics, Inc. (the “Company”), we submit this supplemental letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated May 30, 2024 (the “Initial Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on May 3, 2024, resubmitted to the Commission on June 7, 2024, and filed with the Commission on June 28, 2024 (the “Registration Statement”). This supplemental letter addresses comment 11 of the Initial Comment Letter.

Because of the commercially sensitive nature of certain information contained herein, this supplemental letter is accompanied by the Company’s request for confidential treatment for selected portions of this supplemental letter. The Company has filed separate correspondence with the Office of Freedom of Information and Privacy Act Operations in connection with its confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff’s reference, we have enclosed a copy of the Company’s correspondence to the Office of Freedom of Information and Privacy Act Operations, as well as an unredacted copy of this supplemental letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Initial Comment Letter in italicized type and have followed the comment with the Company’s response.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

July 5, 2024

Page Two

11.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company’s discussion of its accounting for stock-based compensation is primarily contained within the sections of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation Expense” and “—Common Stock Valuation” appearing on pages 108 to 110 of the Registration Statement.

The Company submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the shares of common stock underlying its outstanding equity awards and the reasons for the difference between the recent valuations of the common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) of the Company’s common stock for its IPO. The Preliminary Price Range does not reflect the impact of a reverse stock split of its common stock (currently anticipated to be at a ratio of 1-for- [***]), which reverse stock split will be effected prior to the filing of and reflected in an amendment to the Registration Statement taking place before the commencement of the road show. On a post-reverse stock split basis, the Preliminary Price Range is estimated to be $[***] to $[***] per share. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining as a privately held company or being sold in a change of control transaction.

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined through discussions among the board of directors of the Company (the “Board”), senior management of the Company and the lead underwriters for its IPO. Among the factors that were considered in estimating the Preliminary Price Range were the following:

•	the Company’s financial position and prospects;

•	prospects of the biopharmaceutical industry;

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	feedback from potential investors following “testing the waters” meetings that occurred in May 2024 and June 2024;

•	input received from Jefferies LLC, TD Securities (USA) LLC and Cantor Fitzgerald & Co., the lead underwriters (the “Representatives”) for the IPO; and

•	the recent financial performance of IPOs of companies in the industry in which the Company operates.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

July 5, 2024

Page Three

The Company will include a narrower bona fide price range of the common stock, as adjusted for the reverse stock split, in an amendment to the Registration Statement that will precede the commencement of the Company’s road show. The parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives, and volatility in the securities markets, including, in particular, the volatility experienced in the market by recent IPO issuers. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Summary of Recent Equity Awards

From January 1, 2023 to date, the Company has issued (or repriced) the following stock option awards to its employees, consultants and members of its Board:

Grant Date	Number of Shares Underlying Equity Awards		Exercise Price Per Share	Estimated Common Stock Fair Value Per Share on Date of Grant
January 5, 2023	201,800		$1.14	$1.14
March 30, 2023	95,000		$1.14	$1.14
April 3, 2023	5,125,705	(1)	$1.14	$1.14
May 24, 2023	172,000		$1.14	$1.14
August 18, 2023	151,500		$1.14	$1.14
January 24, 2024	663,679		$1.18	$1.18
March 28, 2024	220,000		$1.18	$1.18
May 2, 2024	1,421,000		$3.07	$3.07

(1)

Previously granted options to purchase an aggregate of 5,125,705 shares of Common Stock were repriced on April 3, 2023 to provide for an exercise price of $1.14 per share. The Company treated the repricing as a modification of terms of the options outstanding. Please see pages F-25, F-50 and F-51 of the Registration Statement for further information regarding the repricing.

Determination of Common Stock Fair Value Prior to IPO

As described in the Registration Statement, as there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock historically has been determined by the Board or the Compensation Committee of the Board (references herein to the Board shall include the Compensation Committee), as of the date of each option grant, with input from management, considering the Company’s third-party valuations of its common stock as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

July 5, 2024

Page Four

the date of the most recent third-party valuation through the date of the grant. The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

The Board considered various objective and subjective factors to determine the fair value of the Company’s common stock as of each grant date, including:

•	valuations of the Company’s common stock performed by independent third-party valuation specialists;

•	the anticipated capital structure that will directly impact the value of the currently outstanding securities;

•	the Company’s results of operations and financial position;

•	the status of the Company’s research and development efforts;

•	the composition of, and changes to, the Company’s management team and board of directors;

•	the lack of liquidity of the Company’s common stock as a private company;

•	the Company’s stage of development and business strategy and the material risks related to the Company’s business and industry;

•	external market conditions affecting the life sciences and biotechnology industry sectors;

•	U.S. and global economic conditions;

•	the likelihood of achieving a liquidity event for the holders of the Company’s common stock, such as an IPO or a sale of the Company, given prevailing market conditions; and

•	the market value and volatility of comparable companies

Independent third-party valuations related to the stock option awards described above were performed as of the following dates:

•	December 31, 2022;

•	November 30, 2023; and

•	April 18, 2024.

The third-party valuations of the common stock that the Board considered in making its determinations were prepared in accordance with the Practice Guide, which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its common stock.

In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of the common stock at each valuation date.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the common stock using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock and SAFEs, as well as their rights to participation, and the stock prices of the outstanding options. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

July 5, 2024

Page Five

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

•

Hybrid Method (“Hybrid Method”). The Hybrid Method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

To support the Board in determining the estimated fair value of the common stock, the OPM was utilized for the independent third-party valuations of the common stock as of December 31, 2022 (the “December 2022 Valuation”) and November 30, 2023 (the “November 2023 Valuation”), as discussed below. As the Company obtained better visibility into the timing of a potential IPO, but accounting for uncertainty around the Company’s value should an IPO not occur, the valuation methodology changed to the use of a Hybrid Method for the independent third-party valuation of the common stock as of April 18, 2024 (the “April 2024 Valuation”), as discussed below.

The OPM and Hybrid Method are commonly used in these situations and such use is consistent with guidance from the Practice Aid. In the Company’s case, the Hybrid Method incorporated two scenarios: (1) an alternative exit (stay-private) scenario where the allocation of total equity value was performed using the OPM, and (2) an IPO scenario where all outstanding shares of the Company’s convertible preferred stock were assumed to be mandatorily converted into shares of common stock. In the IPO scenario, the Company assumed that all outstanding shares of its convertible preferred stock and all the Company’s outstanding simple agreements for future equity (the “SAFEs”) would be converted into shares of common stock. In addition, given the common stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made in each of the OPM and Hybrid Method to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. The Board determined the estimated fair value of the common stock on the date of grant taking into consideration the most recent valuation report as well as other pertinent information available to it at the time of the grant.

December 2022 Valuation – January 5, 2023, March 30, 2023, May 24, 2023 and August 18, 2023 Grants and April 3, 2023 Repricing

On January 5, 2023, March 30, 2023, May 24, 2023 and August 18, 2023, the Board granted options to purchase 201,800, 95,000, 172,000 and 151,500 shares of common stock, respectively, with an exercise price of $1.14 per share. In addition, on April 3, 2023, the Company repriced previously granted outstanding options to purchase an aggregate of 5,125,705 shares of common stock to an exercise price of $1.14 per share. In determining the fair value of the Company’s common stock, the Board considered a number of factors, including but not limited to the December 2022 Valuation and relevant business conditions and the Company’s financial position.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

July 5, 2024

Page Six

In considering valuation approaches for the December 2022 Valuation, the Company estimated the fair value of the common stock by using the OPM. This valuation also included a dissolution scenario. For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total equity value of the Company given the Company’s stage of development and proximity to the Series B financing.

The Company relied on the previous implied total equity value of the Company as of February 2021 (the date of the Series B financing) of $[***] million, as adjusted for changes observed in enterprise value of guideline public comparable companies between February 2021 and December 2022 and for assumed value creation from research and development activities by the Company during that period, resulting in an implied total equity value of the Company as of December 31, 2022 of $[***] million. That value was allocated to the various classes of the Company’s equity using the OPM. Under the backsolve method, the Company estimated the average time to all of the potential liquidation events was [***] years based on management’s estimates. After applying a [***]% DLOM based on an Asian Put Option Analysis, the resulting fair value of common stock was $[***] per share on a non-marketable basis as of December 31, 2022.

The Board determined that the estimated fair value of common stock set forth in the December 2022 Valuation continued to be representative of the fair value of common stock as of each of January 5, 2023, March 30, 2023, April 3, 2023, May 24, 2023 and August 18, 2023.

November 2023 Valuation – January 24, 2024 and March 28, 2024 Grants

On January 24, 2024 and March 28, 2024, the Board granted options to purchase 663,679 and 220,000 shares of common stock, respectively, with an exercise price of $1.18 per share. In determining the fair value of the Company’s common stock, the Board considered a number of factors, including but not limited to the November 2023 Valuation and relevant business conditions and the Company’s financial position.

In considering valuation approaches for the November 2023 Valuation, the Company estimated the fair value of the common stock by using the OPM. This valuation also included a dissolution scenario. For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total equity value of the Company given the Company’s stage of development and proximity to the SAFE financing. After estimating the Company’s total equity value based on the SAFE financing, that value was allocated to the various classes of the Company’s equity using the OPM. This resulted in an implied total equity value of the Company as of November 30, 2023 of $[***] million. Under the backsolve method, the Company estimated the average time to all of the potential liquidation events was [***] years based on management’s estimates. After applying a [***]% DLOM based on an Asian Put Option Analysis, the resulting fair value of common stock was $[***] per share on a non-marketable basis as of November 30, 2023.

The Board determined that the estimated fair value of common stock set forth in the November 2023 Valuation continued to be representative of the fair value of common stock as of each of January 24, 2024 and March 28, 2024.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

July 5, 2024

Page Seven

April 2024 Valuation – May 2, 2024 Grant

On May 2, 2024, the Board granted stock options to purchase 1,421,000 shares of common stock with an exercise price of $3.07 per share. In determining the fair value of the Company’s common stock, the Board considered a number of factors, including but not limited to the April 2024 Valuation and relevant business conditions and the Company’s financial position. For the April 2024 Valuation, the Company estimated the fair value of the common stock by using the Hybrid Method given that the Company had commenced initial plans and preparations for an IPO and had held its IPO organizational meeting on [***]. The Company determined that the Hybrid Method would more appropriately reflect the probability of an IPO in the near-term.

For the IPO scenario, management estimated that the IPO equity value for the Company would be approximately $[***] million based on IPO data for recent IPO transactions in the biotechnology industry. A variety of companies that are similar to the Company were considered, including relevant companies to which the Company was expected to be compared to. After applying a [***]% DLOM based on a Finnerty Put Option Model and discounting to the present value, the resulting fair value of common stock was $[***] per share for the IPO scenario on a non-marketable basis as of April 18, 2024.

For the alternative exit (stay-private) scenario, the Company estimated the fair value of the common stock by using the OPM. For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total equity value of the Company. The Company relied on the previous implied total equity value of the Company as of November 30, 2023 of $[***] million, as adjusted for changes observed in enterprise value of guideline public comparable companies between November 2023 and April 2024 and for assumed value creation from research and development activities by the Company during that period, resulting in an implied total equity value of the Company as of April 18, 2024 of $[***] million. That value was allocated to the various classes of the Company’s equity using the OPM. Under the backsolve method, the Company estimated the average time to all of the potential liquidation events was [***] years based on management’s estimates. After applying a [***]% DLOM based on a Finnerty Put Option Model, the resulting fair value of common stock was $[***] per share for the alternative exit (stay-private) scenario on a non-marketable basis as of April 18, 2024.

Based on management’s estimates, the IPO scenario was assigned a probability of [***]% and the alternative exit (stay-private) scenario was assigned a probability of [***]%. In selecting these probabilities, consideration was given to the fact that as of April 18, 2024 the Company was still engaged in the early stages of its IPO process, the Company had ceased IPO preparations in 2022 due to unfavorable market conditions, and significant company-specific risk remained surrounding the success of the Company’s drug candidates, among other systemic risks in the biotechnology industry and markets. These probabilities were applied to the respective fair values under each scenario to determine a reassessed fair value of the common stock as of April 18, 2024 of $3.07 per share utilizing the Hybrid Method.

The key driver in the increased price compared to the November 2023 Valuation was the Company’s initial plans and preparations for an IPO.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

July 5, 2024

Page Eight

Difference between Recent Valuations Leading up to the IPO and Estimated Offering Price

The Company believes that the difference between the fair value of its common stock as of April 18, 2024 of $3.07 per share and the midpoint of the Preliminary Price Range provided above of approximately $[***] per share of its common stock is the result of the following factors and developments that occurred subsequent to April 18, 2024.

•

The Preliminary Price Range represents a future price for the common stock that, if issued in the Company’s planned IPO, would be immediately freely tradable in a public market, whereas the estimated fair values of the common stock using the Valuations represent an estimate of the fair value of the shares of common stock that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Notably, the estimated future value per share of $[***] used in the IPO scenario to determine the estimated fair value as of April 18, 2024 is above the Preliminary Price Range.

•

The holders of the Company’s convertible preferred stock and SAFEs currently enjoy substantial economic rights and preferences over the holders of its shares of common stock, including the right to receive liquidation payments in preference to holders of shares of common stock, and with respect to the Company’s convertible preferred stock, the right to receive dividends prior to any dividends declared or paid on any shares of common stock of the Company. The Preliminary Price Range described assumes the conversion, on a share for share basis, of all of the Company’s convertible preferred stock and SAFEs upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock and SAFEs results in a higher valuation of shares of common stock.

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility to potentially obtain regulatory approval for and commercialize product candidates in development.

•

The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario. The Company, in preparing its valuations of shares of common stock, did account for these various outcomes, which inherently decreases the estimated fair value per share.

•

The Board approving on [***] the confidential submission of the Registration Statement and all supplements and amendments thereto, the advanced status of the SEC review of the Registration Statement, and the public filing of the Registration Statement on June 28, 2024.

•

As described in the Registration Statement, (i) the Company has continued to progress its research and development efforts, including dosing its first patient in the Company’s Phase 1 trial of its AlloNK cell therapy candidate in Lupus Nephritis and receiving clearance from the FDA on its Investigational New Drug application for AlloNK for a basket investigator-initiated trial in multiple autoimmune indications, and (ii) the Company hired a Chief Financial Officer.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

July 5, 2024

Page Nine

•

The additional progress made by the Company in its planned IPO, including holding “testing the waters” meetings with potential investors in reliance on Section 5(d) of the Act. Based on feedback from these meetings, the Company has assessed that there is potential market demand for the Company’s securities and has estimated that the value of the Company’s securities, as determined by the public markets, would be at the midpoint of the Preliminary Price Range.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the lead underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

Based on the above analysis, the Company respectfully submits that the determination of the fair value of the shares of common stock for financial reporting purposes is appropriate.

* * *

Please contact me at (858) 550-6157 or Charles S. Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s Comment Letter.

Sincerely,

/s/ Carlos Ramirez

Carlos Ramirez

cc:  Fred Aslan, M.D., President and Chief Executive Officer, Artiva Biotherapeutics, Inc.

Neha Krishnamohan, Chief Financial Officer, Artiva Biotherapeutics, Inc.

Charles S. Kim, Cooley LLP

Matthew T. Bush, Latham & Watkins LLP

Anthony Gostanian, Latham & Watkins LLP

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com